PRESS RELEASE                                   March 8, 1999

For more information contact:
Robert L. Savage, President
Tri-County Federal Savings Bank
2201 Main Street, P.O. Box 1057
Torrington, WY 82240
(307) 532-2111

                         TRI-COUNTY FEDERAL SAVINGS BANK
                       TO OPEN BRANCH IN CHEYENNE, WYOMING

Torrington, Wyoming -- Tri-County Bancorp, Inc., (the "Company") the holding company of Tri-County Federal Savings Bank (the "Bank"), announced today that the Bank has filed a notice with the Office of Thrift Supervision ("OTS") to establish a branch office in Cheyenne, Wyoming. The branch office will be located in the vicinity of the intersection of Hynds Boulevard and Vandehei Avenue. It is expected that the branch will open in late summer of this year.

The Bank currently provides retail and commercial banking services from its main office located in Torrington, Wyoming and a branch office in Wheatland, Wyoming. Robert L. Savage, President of Tri-County Federal Savings Bank, believes the Cheyenne branch will provide superior banking services for residents and businesses located in northwest Cheyenne. Additionally, the Cheyenne branch will benefit current customers by expanding the Bank's service area.

Tri-County Federal Savings Bank, the wholly owned subsidiary of Tri-County Bancorp, Inc., is a community-oriented bank offering traditional deposit and loan products. Since being founded in 1935, the Bank has focused on serving its customers located primarily in and around Goshen and Platte Counties, Wyoming. The Company's common stock is traded in the over-the-counter market on the Nasdaq "Small-Cap" System under the symbol "TRIC."